			September 30,
	September 30,	September 30,	2021
	2021	2021	Pro forma
	Actual	Pro forma	As Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)

CASH	$3,260,079	$31,395,715	$34,655,794	(1)
SHAREHOLDERS' EQUITY:
Share capital: 90,462,435 shares issued and outstanding on an actual, 6,348,862 shares pro forma and 96,811,297 shares pro forma as adjusted basis as of September 30, 2021, respectively	49,601,559	31,395,715	80,997,274
Warrants	863,369	-	863,369
Share-based payment reserve	4,522,126	-	4,522,126
Accumulated deficit	(51,348,850)	-	(51,348,850)
Total shareholders' equity	3,638,204	31,395,715	35,033,919
Total capitalization	$3,638,204	$31,395,715	$35,033,919

(1) Cash is shown net of $1,618,000 in cash commissions and issuance costs